SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013 (Report No. 4)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

The GAAP financial statements in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: May 31, 2013

Press Release

OTI Reports 2013 First Quarter Financial Results

Rosh Pina, Israel – May 31, 2013 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today reported first quarter 2013 revenue of $8.6 million, and cash, cash equivalents and short-term investments of $17 million as of March 31, 2013.

Ofer Tziperman, Chief Executive Officer, commented: “the first quarter results are indicative of the efforts taken by the management and Board of Directors to decrease operating expenses while implementing a new strategy and exhausting ways to capitalize on our extensive IP. Obviously, the second part of the equation is increasing revenues and we are working diligently on doing just that. We are aiming our efforts to generate growth and build shareholder value.”

Q1 2013 Financial Highlights

•	Revenues were $8.6M, a decrease of 32% from $12.6M in Q1 2012.

•	Gross profit was 49%, compared to 50% for the same period last year.

•	Operating expenses decreased by 25% to $6.5M, from $8.8M for the same period last year.

•	Net loss attributable to shareholders was $3M, up from $2.6M for the same period last year.

•	Adjusted EBITDA loss was $1.8M compared to $1.7M for the same period last year.

•	Cash, cash equivalents and short-term investments were $17 million as of March 31, 2013.

The balance sheet includes amounts relating to potential termination benefits for former management. The Company is reviewing the termination provisions of former management’s employment agreements.

Adoption of US GAAP
Due to the changes in the composition of the Company’s Board of Directors, including the election of eight new US directors on December 30, 2012, the Company will no longer qualify as a ‘Foreign Private Issuer’ as of June 30, 2013 and will be required to report as a domestic issuer starting on January 1, 2014. As reported on May 31, 2012, effective as of January 1, 2012, the Company adopted International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board.  However, as a domestic issuer, the Company will no longer be entitled to prepare its financial results in accordance with IFRS. Therefore, the Company has decided to adopt US GAAP and accordingly to prepare its financial statements for the fiscal year ended December 31, 2012 and thereafter in accordance with US GAAP.

It should be noted that the financial results for the first, second and third quarter of 2012 that were previously published were prepared in accordance with IFRS.  The financial results for the first quarter of 2012 that appear in this press release were prepared in accordance with US GAAP.

Use of Non-GAAP Financial Information
This press release contains certain non-GAAP measures, namely, Adjusted Earnings before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA”).  Adjusted EBITDA represents earnings before interest1, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense.  OTI believes that Adjusted EBITDA should be considered in evaluating the Company's operations since it provides a clearer indication of OTI’s operating results.
This measure should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for the US GAAP results. The non-GAAP measures included in this press release have been reconciled to the US-GAAP results in the tables below.

Management Discussion and Webcast Information
Shareholders and other parties can submit their questions about the company and its financial reports to ir@otiglobal.com. A prepared statement and answers will be provided by OTI’s management on June 17, 2013 at 9am ET.

Deadline for inquiries submission:	June 7, 2013, 5pm ET, midnight Israel
Management discussion available:	June 17, 2013, 9am ET, 4pm Israel to June 24, 2013 midnight ET.

Telephone Replay:	Toll Free 1-888-326-9310 (U.S.) or 1-800-270-077 (Israel)
Webcast:	http://www.otiglobal.com/Investors_Introduction

About On Track Innovations Ltd.
On Track Innovations Ltd. (“OTI”) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, national electronic ID systems, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

1 “Financial expenses”

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding the Company’s efforts to decrease operating expenses, implementation of a strategy and exhausting ways to capitalize on the Company’s IP, increase revenues and generate growth and build shareholders equity.  Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2012, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein is not part of this press release.

# # #

(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31	December 31
	2013	2012
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$8,930	$9,304
Short-term investments	8,065	8,712
Trade receivables (net of allowance for doubtful
accounts of $430 and $431 as of March 31, 2013
and December 31, 2012, respectively)	4,245	7,516
Other receivables and prepaid expenses	3,541	5,349
Short term restricted deposit for employees benefit	2,745	2,922
Inventories	6,416	7,049

Total current assets	33,942	40,852

Long term restricted deposit for employees benefit	1,072	1,099

Severance pay deposits	870	836

Property, plant and equipment, net	12,429	13,074

Intangible assets, net	627	656

Goodwill	485	485

Total Assets	$49,425	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31	December 31
	2013	2012
	(Unaudited)	(Audited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,542	$7,368
Trade payables	8,158	10,696
Accrued severance pay	3,326	3,539
Other current liabilities	9,780	10,971
Total current liabilities	27,806	32,574

Long-Term Liabilities
Long-term loans, net of current maturities	2,147	2,224
Accrued severance pay	2,114	2,032
Deferred tax liability	50	53
Total long-term liabilities	4,311	4,309

Total Liabilities	32,117	36,883

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of March 31, 2013 and
December 31, 2012; issued: 33,273,011 and 32,938,011
shares as of March 31, 2013 and December 31, 2012,
respectively; outstanding: 32,094,312 and 31,759,312 shares
as of March 31, 2013 and December 31, 2012, respectively	829	820
Additional paid-in capital	211,112	210,853
Treasury shares at cost - 1,178,699 shares as of March 31,
2013 and December 31, 2012.	(2,000)	(2,000)
Accumulated other comprehensive income (loss)	(9)	36
Accumulated deficit	(192,137)	(189,131)
Shareholder’s equity	17,795	20,578
Non-controlling interest	(487)	(459)

Total Equity	17,308	20,119

Total Liabilities and Equity	$49,425	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2013	2012
	(Unaudited)	(Unaudited)
Revenues
Sales	$7,549	$11,342
Licensing and transaction fees	1,078	1,262

Total revenues	8,627	12,604

Cost of revenues
Cost of sales	4,367	6,322
Total cost of revenues	4,367	6,322

Gross profit	4,260	6,282
Operating expenses
Research and development	1,712	2,343
Selling and marketing	2,721	3,633
General and administrative	2,067	2,728
Amortization of intangible assets	25	49

Total operating expenses	6,525	8,753

Operating loss	(2,265)	(2,471)

Financial expense, net (*)	(601)	(96)

Loss before taxes on income	(2,866)	(2,567)

Taxes on income	(173)	(21)

Net loss	(3,039)	(2,588)

Net loss attributable to noncontrolling interest	33	34
Net loss attributable to shareholders	$(3,006)	$(2,554)

(*) includes in Q1 2013, $437 finance expenses resulted from exchange rate differentials.

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.09)	$(0.08)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	32,440,428	32,065,343

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Three months ended March 31
	2013	2012
	(Unaudited)	(Unaudited)
Net Loss	$(3,039)	$(2,588)

Financial expenses, net	601	96
Depreciation	400	386
Taxes on income	173	21
Amortization expenses	25	49
TOTAL EBITDA	$(1,840)	$(2,036)

Stock based compensation	$84	$294
TOTAL ADJUSTED EBITDA	$(1,756)	$(1,742)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(3,039)	$(2,588)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	84	294
Amortization of intangible assets	25	49
Depreciation	400	386

Changes in operation assets and liabilities:
Accrued severance pay, net	(20)	460
Accrued interest and linkage differences	(90)	2
Decrease in deferred tax liability	(3)	(3)
Decrease (Increase) in trade receivables, net	3,239	(122)
Decrease (Increase) in other receivables and prepaid expenses	1,596	(522)
Decrease in inventories	555	1,235
Decrease in trade payables	(2,121)	(517)
Increase (decrease) in other current liabilities	(1,133)	1,254
Net cash used in continuing operating activities	(507)	(72)

Cash flows from investing activities

Purchase of property and equipment	(165)	(115)
Purchase of short term investments	(243)	(295)
Proceeds from restricted deposit for employee benefit	306	-
Proceeds from maturity and sale of short term investments	924	6,945

Net cash provided by investing activities	822	6,535

Cash flows from financing activities
Decrease in short-term bank credit, net	(221)	(242)
Proceeds from long-term bank loans	26	275
Repayment of long-term bank loans	(587)	(613)
Proceeds from exercise of options and warrants, net	184	4
Net cash used in) financing activities	(598)	(576)

Cash flows from discontinued operations
Net cash used in discontinued operating activities	-	(150)
Total net cash used in discontinued activities	-	(150)

Effect of exchange rate changes on cash	(91)	177

Increase (decrease) in cash and cash equivalents	(374)	5,914
Cash and cash equivalents at the beginning of the period	9,304	12,517

Cash and cash equivalents at the end of the period	$8,930	$18,431